UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 30, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED

(Translation of registrant’s name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN — ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye” and/or “the Group”)

Dealing in securities arising out of Rights Offer

Westonaria, 30 May 2017. Pursuant to the rights offer announced on SENS on 18 May 2017 (the “Rights Offer”), directors of the Company received Rights in terms of the Rights Offer.  In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (“the Listings Requirements”) Sibanye wishes to advise that a Director and Company Secretary sold a portion of their rights received and intend to use the proceeds received to subscribe for Rights Offer shares attaching to the remaining rights. Details are as follows:

Director’s Name	: Charl Keyter
Company	: Sibanye
Date of transaction	: 25 May 2017
Nature of transaction	: On market sale of rights
Number of Rights Sold	: 496 000
Price	: R7.06
Value of transaction	: R3 501 760
Class of security	: Rights
Extent of interest	: Direct beneficial

Company Secretary’s Name	: Cain Farrel
Company	: Sibanye
Date of transaction	: 29 May 2017
Nature of transaction	: On market sale of rights
Number of Rights Sold	: 276 964
Price	: R5.70
Value of transaction	: R1 578 694.80
Class of security	: Rights
Extent of interest	: Direct beneficial

In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to Sibanye’s rights offering. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the rights offering. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za. Alternatively, Sibanye, any Underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by emailing rightsoffer@mackenziepartners.com. This announcement is for informational purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 30, 2017

	By:	/s/ Charl Keyter

	Name:	Charl Keyter
	Title:	Chief Financial Officer